UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2026

Commission File Number: 001-42290

HomesToLife Ltd

(Registrant’s name)

12 Tai Seng Link

GRC Centre, #03-01A, Singapore 534233

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

HomesToLife Ltd is filing this Report on Form 6-K to provide its amendment to proxy statement for its Extraordinary General Meeting.

Exhibits No.	Description
99.1	Amendment to Proxy Statement

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HomesToLife Ltd

Date: October 22, 2026	By:	/s/ Phua Yong Tat
	Name:	Phua Yong Tat
	Title:	Director and Vice-Chairman

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